SECURITIES & EXCHANGE COMMISSION
                     Washington, DC  20549
                       Amendment No. 12

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                FIRST FINANCIAL HOLDINGS, INC.
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                       (Name of Issuer)
                         Common Stock
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                (Title of Class of Securities)
                          320239106
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                        (CUSIP Number)
Peter S. Knox III, Chairman, Merry Land & Investment Company, Inc. Merry Land & Investment Company., Inc., 624 Ellis Street, Augusta, GA 30901 (706) 722-6756
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
                         March 10, 1995
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(Date of Event which Required Filing of this Statement)  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement. ( ). A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule add-1(a0 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for he purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Item 3(a). Merry Land and Investment Company, Inc., (the "Company"), has recently 77,000 shares of First Financial Holdings, Inc. The Company is continuing its efforts to devote its resources to the apartment business. It expects to continue to dispose of its other investments, including its investment in First Financial Holdings, as market conditions appear favorable.

     signature.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Eleventh
Amended Statement is true, complete and correct.

     March 13, 1995
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Date
/s/
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Signature
Peter S. Knox, III, Chairman, Merry Land & Investment Company, Inc.
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Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer of general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 320239106
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     1) Names of Reporting Persons' S.S. or I.R.S. Identification
Nos. of Above Persons:  Merry Land & Investment Company, Inc.,
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I.R.S. Identification Number 58-0961876.
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     2) Check the appropriate box if a Member of a Group (See
Instructions)
        (a)
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        (b)
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          3) SEC Use Only
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       4) Source of Funds (See Instructions) Not applicable

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     5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e):
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     6) Citizenship of Place of Organization:  Georgia
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      Number of         (7)  Sole Voting Power  421,400
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 Shares Beneficially    (8)  Shared Voting Power
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Owned by Each Report-   (9)  Sole Dispositive Power  421,400
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ing Person with:       (10)  Shared Dispositive Power

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     11) Aggregate Amount Beneficially Owned by Each Reporting
Person:  421,400 by Merry Land & Investment Company, Inc.

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     12) Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
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     13) Percent of class represented by amount in Row (11):6.7%
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     14) Type of Reporting Person (See Instructions) CO
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